Exhibit 21.1
INTERNAP CORPORATION
LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction

Datagram LLC	Delaware
Internap Connectivity LLC	Delaware
Internap Japan Co., Ltd.*	Japan
Internap Network Services (Australia) Co. Pty. Ltd.	Australia
Internap Network Services B.V.	Netherlands
Internap Network Services Canada Co.	Canada
Internap Network Services (HK) Limited	Hong Kong
Internap Network Services (Singapore) Pte Limited	Singapore
Internap Network Services U.K. Limited	United Kingdom
Internap Technologies (Bermuda) Limited	Bermuda
InterNAP Technologies B.V.	Netherlands
iWeb Intellectual Property Inc.	Quebec, Canada
iWeb Peering Corporation	Delaware
iWeb Technologies Inc.	Quebec, Canada
Server Intellect LLC	Delaware
SingleHop, B.V.	Netherlands
SingleHop LLC	Delaware
Ubersmith, Inc.	Delaware

* Not wholly-owned.